UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Regis Corporation
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

758932107
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
599 Lexington Avenue, 19th Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,860,882*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,860,882*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,882*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 926,580*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 926,580*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,580*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,947,462*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,947,462*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,947,462*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,947,462*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,947,462*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,947,462*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,947,462*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,947,462*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,947,462*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,947,462*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,947,462*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,947,462*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,947,462*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,947,462*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON DAVID P. WILLIAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758932107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.05 per share (the “Shares”), of Regis Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7201 Metro Boulevard, Edina, Minnesota 55439.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;

(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(vii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(viii)	Mark Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(ix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(x)	James P. Fogarty; and

(xi)	David P. Williams.

CUSIP NO. 758932107

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 599 Lexington Avenue, 19th Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

The principal business address of Mr. Fogarty is 14 Old Roaring Brook Road, Mount Kisco, New York 10549.  The principal business address of Mr. Williams is c/o Chemed Corporation, 255 East 5th Street, Suite 2600, Cincinnati, Ohio 45202.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund.  Starboard Value LP also serves as the investment manager of the Starboard Value LP Account and has sole voting and dispositive power over the Shares held by the Starboard Value LP Account.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

The principal occupation of Mr. Fogarty is as a private investor.  The principal occupation of Mr. Williams is serving as the Executive Vice President of Chemed Company (NYSE:CHE) (“Chemed”), a provider, through its subsidiaries, of hospice care, and repair and maintenance services, since May 2007, and its Chief Financial Officer since February 2004.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Fogarty and Williams are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

CUSIP NO. 758932107

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 1,860,882 Shares beneficially owned by Starboard V&O Fund is approximately $28,183,209, excluding brokerage commissions.  Such aggregate purchase price includes $6,549,440, which is the purchase price of $5,727,000 principal amount of Notes (as defined below) convertible into 370,380 Shares.  The aggregate purchase price of the 926,580 Shares beneficially owned by Starboard LLC is approximately $14,132,960, excluding brokerage commissions.  Such aggregate purchase price includes $3,663,856, which is the purchase price of $3,202,000 principal amount of Notes convertible into 207,082 Shares.  The aggregate purchase price of the 160,000 Shares held in the Starboard Value LP Account is approximately $2,379,269, excluding brokerage commissions.

The Shares purchased by each of Messrs. Fogarty and Williams were purchased with personal funds in open market purchases.  The aggregate purchase price of the 1,800 Shares directly owned by Mr. Fogarty is $25,200, excluding brokerage commissions.  The aggregate purchase price of the 2,000 Shares directly owned by Mr. Williams is $30,200, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons have engaged in discussions with management and the Board of the Issuer.

On July 28, 2011, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating James P. Fogarty, Jeffrey C. Smith and David P. Williams (the “Nominees”) for election to the Issuer’s Board of Directors (the “Board”) at the 2011 annual meeting of the stockholders of the Issuer (the “2011 Annual Meeting”).  On July 29, 2011, Starboard V&O Fund delivered a supplement to the Nomination Letter to the Issuer.  Starboard V&O Fund has determined to seek the election of the Nominees at the 2011 Annual Meeting and will be soliciting proxies from the Issuer’s stockholders at the 2011 Annual Meeting in support of the election of the Nominees.

On August 16, 2011, Starboard Value LP delivered a letter to the Issuer’s Chairman and Chief Executive Officer, Paul Finkelstein, the Issuer’s President, Randy Pearce, and the Board (the “Aug 16 Letter”).  The Aug 16 Letter outlined Starboard Value LP’s belief that the Issuer is deeply undervalued and that opportunities exist to greatly improve both operating and stock price performance based on actions within the control of management and the Board.  Starboard Value LP noted that the Issuer trades at a discount to the value of the sum of its parts and far below its specialty retail peers as a result of deteriorating operating results, driven in part by a bloated cost structure and a lack of operational focus.  The Aug 16 Letter further outlined a set of strategic, operational and corporate governance changes that Starboard Value LP strongly believes are in the best interest of all shareholders. Starboard Value LP also stressed in the Aug 16 Letter that the Issuer should dramatically reduce operating expenses, exit non-core businesses, and focus on its core North American salon business.  A copy of the Aug 16 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 1, 2011, Starboard V&O Fund delivered to the Issuer a letter requesting to inspect a complete list of the Issuer’s stockholders and certain other corporate records as permitted by applicable state law (the “Stockholder List Demand Letter”).  The purpose of the Stockholder List Demand Letter is to enable Starboard V&O Fund to communicate with the Issuer’s stockholders in connection with the election of directors at the 2011 Annual Meeting and any other matters that may properly come before the 2011 Annual Meeting.

CUSIP NO. 758932107

On September 2, 2011, the Reporting Persons filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement in connection with their forthcoming solicitation of proxies for the election of the Nominees at the 2011 Annual Meeting (the “Solicitation”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer concerning Board composition and the issues set forth in the Aug 16 Letter, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, including in connection with the Solicitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is calculated using as the numerator the respective Shares held by each Reporting Person, including Shares issuable upon conversion of the Notes, and as the denominator 57,728,624 Shares outstanding, as of August 12, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on August 26, 2011 plus the number of Shares issuable upon conversion of the Notes held by such Reporting Person.

A.	Starboard V&O Fund

(a)	As of the close of business on September 14, 2011, Starboard V&O Fund beneficially owned 1,860,882 Shares, including 370,380 Shares underlying the Notes.

Percentage: Approximately 3.2%.

(b)	1. Sole power to vote or direct vote: 1,860,882
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,860,882
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on September 14, 2011, Starboard LLC beneficially owned 926,580 Shares, including 207,082 Shares underlying the Notes.

Percentage: Approximately 1.6%.

(b)	1. Sole power to vote or direct vote: 926,580
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 926,580
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 758932107

(c)	The transactions in the Shares by Starboard LLC during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on September 14, 2011, 160,000 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 1,860,882 Shares owned by Starboard V&O Fund and (ii) 926,580 Shares owned by Starboard LLC.

Percentage: Approximately 5.1%.

(b)	1. Sole power to vote or direct vote: 2,947,462
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,947,462
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP, through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,860,882 Shares owned by Starboard V&O Fund, (ii) 926,580 Shares owned by Starboard LLC and (iii) 160,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%.

(b)	1. Sole power to vote or direct vote: 2,947,462
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,947,462
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,860,882 Shares owned by Starboard V&O Fund, (ii) 926,580 Shares owned by Starboard LLC and (iii) 160,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%.

CUSIP NO. 758932107

(b)	1. Sole power to vote or direct vote: 2,947,462
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,947,462
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,860,882 Shares owned by Starboard V&O Fund, (ii) 926,580 Shares owned by Starboard LLC and (iii) 160,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%.

(b)	1. Sole power to vote or direct vote: 2,947,462
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,947,462
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,860,882 Shares owned by Starboard V&O Fund, (ii) 926,580 Shares owned by Starboard LLC and (iii) 160,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,947,462
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,947,462

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 758932107

H.	Mr. Fogarty

(a)
As of the close of business on September 14, 2011, Mr. Fogarty directly owned 1,800 Shares.  Mr. Fogarty, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Mr. Fogarty disclaims beneficial ownership of such Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,800
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Fogarty during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Mr. Williams

(a)
As of the close of business on September 14, 2011, Mr. Williams directly owned 2,000 Shares.  Mr. Williams, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Mr. Williams disclaims beneficial ownership of such Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Williams during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 2, 2011, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, if required, (b) the Reporting Persons agreed to solicit proxies or written consents for the Solicitation, and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 758932107

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify Messrs. Fogarty and Williams against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Fogarty and Williams for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Fogarty and Williams (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in furtherance of Messrs. Fogarty’s and Williams’ election as directors of the Issuer at the 2011 Annual Meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Fogarty and Williams agreed to use such compensation to acquire securities of the Issuer (the “Nominee Shares”).  If elected or appointed to serve as a director of the Board, each of Messrs. Fogarty and Williams agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Fogarty and Williams may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The Reporting Persons own collectively $8,929,000 principal amount of 5% percent convertible senior notes due July 2014 of the Issuer (the “Notes”). The convertible notes are convertible subject to certain conditions at an initial conversion rate of 64.6726 shares of the Issuer’s common stock per $1,000 principal amount of Notes (representing an initial conversion price of approximately $15.46 per share of the Issuer’s common stock), subject to adjustment in certain circumstances and will mature on July 15, 2014.  The Reporting Persons may convert their Notes at their option prior to April 15, 2014 if the Issuer’s stock price meets certain price triggers or upon the occurrence of specified corporate events as defined in the convertible senior note agreement. On or after April 15, 2014, the Reporting Persons may convert each of their Notes at their option at any time prior to the maturity date for the Notes.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to Management and the Board, dated August 16, 2011.

99.2
Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark Mitchell, Peter A. Feld, James P. Fogarty and David P. Williams dated September 2, 2011.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney.

CUSIP NO. 758932107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2011

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell, Peter A. Feld, James P. Fogarty and David P. Williams

CUSIP NO. 758932107

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 758932107

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

63,500	15.0000	07/15/11
4,286	14.9958	07/15/11
63,500	14.8000	07/18/11
7,782	14.7267	07/18/11
11,589	14.6991	07/18/11
2,096	14.7491	07/19/11
31,750	15.2917	07/26/11
21,873	15.2268	07/26/11
21,167	15.1241	07/27/11
21,167	15.1600	07/27/11
47,803	15.1916	07/27/11
47,625	15.1750	07/28/11
36,864	15.2132	07/28/11
15,875	15.1245	07/29/11
40,000	14.8845	08/01/11
48,900	14.8678	08/01/11
20,212	14.5681	08/02/11
35,000	14.7594	08/02/11
64,548	14.4424	08/03/11
26,732	14.3229	08/04/11
55,224	14.1145	08/05/11
19,104	13.8006	08/08/11
48,900	13.2614	08/11/11
81,358*	111.8450	08/11/11
43,684	13.5971	08/12/11
42,167*	113.1190	08/12/11
31,296	13.6278	08/15/11
19,337*	113.6032	08/15/11
22,765*	113.6650	08/18/11
62,608	14.4167	09/01/11
16,750	14.2489	09/02/11
4,392	14.2466	09/02/11
100,000	14.1624	09/02/11
10,050	13.7487	09/06/11
20,000	13.7966	09/06/11
10,050	13.7694	09/09/11
20,100	13.6956	09/13/11
20,100	13.7781	09/13/11

* Represents Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

STARBOARD VALUE AND OPPORTUNITY S LLC

36,500	15.0000	07/15/11
2,463	14.9958	07/15/11
36,500	14.8000	07/18/11
4,473	14.7267	07/18/11
6,662	14.6991	07/18/11
1,204	14.7491	07/19/11
18,250	15.2917	07/26/11
12,572	15.2268	07/26/11
12,166	15.1241	07/27/11
12,166	15.1600	07/27/11
27,477	15.1916	07/27/11
27,375	15.1750	07/28/11
21,190	15.2132	07/28/11
9,125	15.1245	07/29/11
26,100	14.8678	08/01/11
10,788	14.5681	08/02/11
34,452	14.4424	08/03/11
14,268	14.3229	08/04/11
29,476	14.1145	08/05/11
10,196	13.8006	08/08/11
26,100	13.2614	08/11/11
43,395*	111.8450	08/11/11
23,316	13.5971	08/12/11
22,506*	113.1190	08/12/11
16,704	13.6278	08/15/11
10,412*	113.6032	08/15/11
12,158*	113.6650	08/18/11
30,837	14.4167	09/01/11
8,250	14.2489	09/02/11
2,163	14.2466	09/02/11
4,950	13.7487	09/06/11
4,950	13.7694	09/09/11
9,900	13.6956	09/13/11
9,900	13.7781	09/13/11

STARBOARD VALUE LP (Through the Starboard Value LP Account)

16,667	15.1241	07/27/11
16,667	15.1600	07/27/11
37,640	15.1916	07/27/11
29,026	15.2132	07/28/11
25,000	15.1245	07/29/11
35,000	13.8006	08/08/11

* Represents Shares underlying certain convertible senior notes.

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JAMES P. FOGARTY

1,800	14.0000	08/05/11

DAVID P. WILLIAMS

2,000	15.1000	07/28/11